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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                        Consumer Portfolio Services, Inc.
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                                (Name of Issuer)

                                     Common Stock
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                         (Title of Class of Securities)

                                   210502 100
                                 --------------
                                 (CUSIP Number)

Charles E. Bradley, Sr.; c/o Stanwich Partners, Inc., 62 Southfield Avenue,
One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 2, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP No.     210502 100                                      PAGE 2 OF 6 PAGES
         ----------------                                         ---  ---

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   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Stanwich Financial Services Corp.   05-0481357
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY


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   4  SOURCE OF FUNDS*

      WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Rhode Island, U.S.A.
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                      7   SOLE VOTING POWER
                                                     1,755,104 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                     0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                       1,755,104
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                     0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,755,104
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                10.4%
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  14  TYPE OF REPORTING PERSON*
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

                This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "ISSUER"):

                        Consumer Portfolio Services, Inc.
                        2 Ada
                        Irvine, California 92718

                The Issuer is a California corporation.

ITEM 2.  IDENTITY AND BACKGROUND

                (a)     Name of person filing this statement:

                        The name of the person filing this report is Stanwich Financial Services Corp. (the "REPORTING PERSON").

                (b)     Business address:

                        c/o Stanwich Partners, Inc.
                        62 Southfield Avenue
                        One Stamford Landing
                        Stamford, CT 06902

                (c)     Present principal occupation:

                        The reporting person is engaged in the structured settlement business.

                (d)     Not applicable.

                (e)     Not applicable.

                (f)     Citizenship - Rhode Island, United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                During the month of December 1997 the reporting person purchased a total of 100,000 shares of the Issuer's Common Stock in open market



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         transactions at an average price of $9.16 per share. On July 21, 1998 the reporting person purchased 443,459 shares of such Common Stock from the Issuer at a price of $11.275 per share. To evidence loans made by the reporting person, the Issuer issued to the reporting person (i) a $500,000 convertible promissory note dated August 13, 1998, (2) a $425,000 convertible promissory note dated August 21, 1998 and (3) a $3,075,000 convertible promissory note dated September 2, 1998. Each such note bears interest at the rate of 15% per annum and is payable 180 days after issuance. The reporting person has the right, but not the obligation, to convert all or any portion of the principal of these notes into shares of the Issuer's Common Stock at any time prior to payment, at the rate of (i) $6.81 per share in the case of the $500,000 note, (ii) $6.19 per share in the case of the $425,000 note and (iii) $2.875 per share in the case of the $3,075,000 note. The maximum number of shares issuable upon exercise of these conversion rights is 1,211,645. The reporting person used its own funds to make the purchases and loans referred to above.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  The purchases of shares of Common Stock and the loans referred to in Item 3, above, were all made by the reporting person for investment purposes. In addition, the purchase of shares made on July 21, 1998 and the loans referred to in Item 3 were made to provide additional capital for the Issuer.

                  None of subparts (a) through (j) of Item 4 is applicable, except that, with respect to subpart (a), shares of the Issuer's Common Stock will be issuable to the reporting person if it exercises the conversion rights described in Item 3, above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The reporting person beneficially owns or may be deemed to own an aggregate of 1,755,104 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 10.4% of the issued and outstanding shares of such Common Stock.

                  (b) Number of shares as to which the reporting person has:

                           (i)      sole power to vote or to direct
                                    the vote:                         1,755,104



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                           (ii)     shared power to vote or to direct
                                    the vote:                                 0

                           (iii)    sole power to dispose or to direct
                                    the disposition of:               1,755,104

                           (iv)     shared power to dispose or direct
                                    the disposition of:                       0

                  The Beneficially Owned Shares include 1,211,645 shares that are not currently outstanding, but that the reporting person has the right to acquire currently through the exercise of the conversion rights described in Item 3, above.

                  In addition, the reporting person is the holder of three convertible subordinated notes (the "1997 CONVERTIBLE NOTES"), each in the principal amount of $5,000,000 issued by the Issuer to the reporting person on June 12, 1997. The reporting person has the right to convert $1,000,000 of the principal of each such note into 84,317 shares of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date of the date on which such note is prepaid. If the reporting person fully exercises its conversion rights under all of the 1997 Convertible Notes, it will be entitled to receive a total of 252,951 shares of Common Stock pursuant thereto. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this report.

                  Charles E. Bradley, Sr., who is the President, sole director and a stockholder of the reporting person, is also the Chairman of the Board of the Issuer. Charles E. Bradley, Jr., who is an officer and stockholder of the reporting person, is the President and a director of the Issuer. Both Mr. Bradley, Sr. and Mr. Bradley, Jr. beneficially own certain shares of the Issuer's Common Stock, as set forth in Form 4s and Schedule 13Ds filed by them with the Securities and Exchange Commission.

                  (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this filing.



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                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The reporting person has pledged 543,459 shares of Common Stock and one of the 1997 Convertible Notes to Madeleine, LLC to secure the obligations of another corporation. No default has occurred under the governing pledge agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             STANWICH FINANCIAL
                                             SERVICES CORP.


September 25, 1998                           By: /s/ Charles E. Bradley, Sr.
                                                 -----------------------------
                                                 Charles E. Bradley, Sr.
                                                 President




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